United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

Form 11-K

( X ) Annual Report Pursuant To Section 15(d) Of The Securities and Exchange Act of 1934

                      For the year ended December 31, 1997.

or
(    )    Transition Report Pursuant to Section 15(d) Of The
          Securities Exchange Act of 1934



                   Commission File Number 0-15405 or 33-50412



                      DATA TRANSMISSION NETWORK CORPORATION
                                   401(k) PLAN
                             Full Title of the Plan


                      DATA TRANSMISSION NETWORK CORPORATION
                         9110 West Dodge Road, Suite 200
                                 Omaha, NE 68114
                    Name of Issuer of Securities and Address
                          of Principal Executive Office



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:     June 25, 1998
          Name of Plan:    Data Transmission Network Corporation 401(k) Plan


          Signature:/s/ Greg T. Sloma
                    --------------------------------------------------------
                    Greg T. Sloma
                    Plan Administrator

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                               TABLE OF CONTENTS

(a)  Financial Statements:

     Independent Auditors' Report                                            3

     Statements of Net Assets Available for
     Benefits as of December 31, 1997 and 1996                           4 - 6

     Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 1997 and 1996                      7 - 9

     Notes to Financial Statements                                      10 - 13


(b)  Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment
     Purposes December 31, 1997                                              14

     Item 27d - Schedule of Reportable Transactions - For The
     Year Ended December 31, 1997                                            15


(c)  Exhibits:

     Exhibit A - Independent Auditors' Consent                               16



                              REQUIRED INFORMATION

The Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the Table of Contents shown above.

                          INDEPENDENT AUDITORS' REPORT


Data Transmission Network Corporation 401(k) Plan
Data Transmission Network Corporation
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Data Transmission Network Corporation 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Data Transmission Network Corporation 401(k) Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at December 31, 1997 and Reportable Transactions for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





Deloitte & Touche LLP
May 15, 1998
Omaha, Nebraska

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1997

                        Supplemental Information By Fund
                              ----------------- ----------------- ----------------- ----------------- ----------------
                                    DTN            Short Term       Intermediate      Fixed Income     Equity Stock
                                Common Stock       Government        Term Bond        Mutual Fund       Mutual Fund
                                    Fund           Securities       Mutual Fund
                              ----------------- ----------------- ----------------- ----------------- ----------------

Investments, At Fair
 Value (Note 4):

DTN Common Stock                   $8,652,000         $ -               $ -               $ -              $ -

Intermediate Term Bond
Mutual Fund                         -                   -                269,838            -                -

Fixed Income Mutual Fund            -                   -                -                 320,942           -

Equity Stock Mutual Fund            -                   -                -                  -               2,646,795

Balanced Mutual Fund                -                   -                -                  -                -

Small Cap Mutual Fund               -                   -                -                  -                -

Templeton Foreign Fund              -                   -                -                  -                -

Money Market Fund                     143,067          563,653           -                  -                   1,496
                                   ----------         --------          --------          --------         ----------

     Total Investments              8,795,067          563,653           269,838           320,942          2,648,291


Contributions Receivable            -                   -                -                  -                -

Cash & Cash Equivalents                   632            2,348               297               425              4,917
                                   ----------         --------          --------          --------         ----------

Net Assets Available For
         Benefits                  $8,795,699         $566,001          $270,135          $321,367         $2,653,208
                                   ==========         ========          ========          ========         ==========

Continued

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1997
                                   (Continued)

                        Supplemental Information By Fund

                             --------------- ------------------ ------------------ ----------------

                                Balanced     Small Cap Mutual       Templeton       Cash Transfer
                              Mutual Fund          Fund           Foreign Fund         Account           Total
                             --------------- ------------------ ------------------ ---------------- -----------------

Investments, At Fair
 Value (Note 4):

DTN Common Stock                     -                 -                 -                 -              $8,652,000

Intermediate Term Bond
Mutual Fund                          -                 -                 -                 -                 269,838

Fixed Income Mutual Fund             -                 -                 -                 -                 320,942

Equity Stock Mutual Fund             -                 -                 -                 -               2,646,795

Balanced Mutual Fund                81,002             -                 -                 -                  81,002

Small Cap Mutual Fund                -                203,868            -                 -                 203,868

Templeton Foreign Fund               -                 -                136,180            -                 136,180

Money Market Fund                    -                 -                 -                 -                 708,216
                                   -------           --------          --------          --------         ----------

     Total Investments              81,002            203,868           136,180            -              13,018,841


Contributions Receivable             -                 -                 -                104,532            104,532

Cash & Cash Equivalents                 66                141             1,762               277             10,865
                                   =======           ========          ========          ========         ==========


 Net Assets Available For
         Benefits                  $81,068           $204,009          $137,942          $104,809         $13,134,238
                                   =======           ========          ========          ========         ===========

See Notes To Financial Statements.

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1996

                        Supplemental Information By Fund

                   --------------  ---------------    --------------   -------------    -------------  ---------------
                        DTN          Short Term        Intermediate        Fixed         Equity Stock   Cash Transfer
                    Common Stock     Government         Term Bond          Income        Mutual Fund       Account
                        Fund         Securities        Mutual Fund      Mutual Fund                                      Total
                   --------------  ---------------    --------------   -------------    -------------  ---------------  --------

Investments, At Fair
 Value (Note 5):

DTN Common Stock     $5,729,618      $   -              $   -            $   -            $     -       $     -         $5,729,618

U.S. Treasury
  Bills/Notes              -          387,850               -                -                  -             -            387,850

Intermediate Term
  Bond Mutual Fund         -             -               332,805             -                  -             -            332,805

Fixed Income
  Mutual Fund              -             -                  -             323,371               -             -            323,371

Equity Stock
  Mutual Fund              -             -                  -                -             1,864,948          -          1,864,948

Money Market
  Fund                   63,167       236,351               -                -                  -             -            299,518
                     ----------      --------           --------         --------         ----------    --------        ----------
Total Investments     5,792,785       624,201            332,805          323,371          1,864,948          -          8,938,110


Contributions
  Receivable               -             -                 -                 -                  -        127,860           127,860

Cash & Cash
  Equivalents              -            1,208              -                 -                  -         69,986            71,194
                     ----------      --------            --------        --------         ----------    --------        ----------

Net Assets
Available For
Benefits             $5,792,785      $625,409           $332,805         $323,371         $1,864,948    $197,846        $9,137,164
                     ==========      ========           ========         ========         ==========    ========        ==========

See Notes To Financial Statements.


                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1997

                        Supplemental Information by Fund


                             --------------  ---------------    ----------------  -------------    --------------
                                  DTN         Short Term          Intermediate       Fixed          Equity Stock
                              Common Stock    Government            Term Bond        Income         Mutual Fund
                                  Fund        Securities           Mutual Fund     Mutual Fund
                             --------------  ---------------    ----------------  -------------    --------------

Net Assets Available for
Benefits, Beginning of
Period                         $5,792,785       $625,409          $332,805          $323,371         $1,864,948

ADDITIONS:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments         1,527,463         (6,969)            2,720            10,419            147,560

Interest                           11,719         34,773                17                16                 89

Dividends                            -              -               16,491            19,125            236,109
                               ----------       ---------         --------          --------         ----------

  Total Investment Income       1,539,182         27,804            19,228            29,560            383,758

Contributions

Employer                          439,256         58,834            37,620            43,376            284,935

Employee                          792,955         94,294            58,219            80,623            580,813
                               ----------       --------          --------          --------         ----------

    Total Contributions         1,232,211        153,128            95,839           123,999            865,748

                               ----------       --------          --------          --------         ----------

Total Additions                 2,771,393        180,932           115,067           153,559          1,249,506

Deductions:
Distributions to Plan
Participants                     (245,855)       (28,208)          (21,050)          (24,621)          (208,472)

Fees and Expenses                 (21,433)        (3,623)           (1,971)           (2,068)           (14,220)

Transfer of Assets (To)
From Other Funds                   498,809      (208,509)         (154,716)         (128,874)          (238,554)
                                ----------      ---------        ---------         ---------        -----------

  Net Increase (Decrease)        3,002,914       (59,408)          (62,670)           (2,004)           788,260
                                ----------      ---------        ---------         ---------        -----------

Net Assets Available for
Benefits, End of Period         $8,795,699      $566,001          $270,135          $321,367         $2,653,208
                                ==========      ========          ========          ========         ==========

Continued

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1997
                                  (Continued)

                        Supplemental Information by Fund

                               -----------------   -----------------   -----------------   ----------------
                                Balanced Mutual        Small Cap            Templeton        Cash Transfer
                                   Fund               Mutual Fund         Foreign Fund          Account           Total
                               -----------------   -----------------   -----------------   ----------------   --------------

Net Assets Available for
Benefits, Beginning of
Period                            $ -                 $ -                 $ -                $197,846          $ 9,137,164

ADDITIONS:

Investment Income:
Net Appreciation
   (Depreciation) in Fair
   Value of Investments             3,925               13,351             (22,946)              -               1,675,523

Interest                                6                    9                   3                256               46,888

Dividends                           2,339                9,272              10,383               -                 293,719
                                  -------             --------            ---------          --------           ----------

  Total Investment Income           6,270               22,632             (12,560)               256            2,016,130

Contributions

Employer                           19,767               30,494              15,984             (9,510)             920,756

Employee                           36,677               65,767              33,450            (13,818)           1,728,980
                                  -------             --------            ---------          --------           ----------

    Total Contributions            56,444               96,261              49,434            (23,328)           2,649,736
                                  -------             --------            --------           --------           ----------

Total Additions                    62,714              118,893              36,874            (23,072)           4,665,866

Deductions:
Distributions to Plan
Participants                       (8,236)             (11,462)             (6,805)           (69,859)            (624,568)

Fees and Expenses                    (247)                (532)                (24)              (106)             (44,224)

Transfer of Assets (To)
From Other Funds                   26,837               97,110             107,897               -                    -
                                  -------             --------            --------           --------           -----------

  Net Increase (Decrease)          81,068              204,009             137,942            (93,037)           3,997,074
                                  =======             ========            ========           ========          ===========

Net Assets Available for
Benefits, End of Period           $81,068             $204,009            $137,942           $104,809          $13,134,238
                                  =======             ========            ========           ========          ===========

See notes to financial statements

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1996

                        Supplemental Information by Fund

                       -------------- ---------------- --------------- ------------  --------------- ----------------
                             DTN         Short Term      Intermediate     Fixed       Equity Stock    Cash Transfer
                        Common Stock     Government       Term Bond       Income      Mutual Fund       Account
                            Fund         Securities      Mutual Fund    Mutual Fund                                      Total
                       -------------- ---------------- --------------- ------------- --------------- ---------------- ------------

Net Assets Available
for Benefits,
Beginning of Period      $4,044,782       $ 582,516       $ 193,516      $ 239,770      $874,120        $152,209         $6,086,913

ADDITIONS:

Investment Income:
Net Appreciation
 (Depreciation) in Fair
 Value of Investments      1,465,830           4,681         (3,699)       (13,645)       81,080             346          1,534,593

Interest                       5,665          28,852             97            136           237             728             35,715

Dividends                       -               -            12,284         14,570       164,902            -               191,756
                         -----------        --------      ---------      ----------     --------        --------         ----------

Total Investment Income    1,471,495          33,533          8,682          1,061       246,219           1,074          1,762,064

Contributions:

Employer                     323,990          55,177         31,786         42,249       217,182            (406)           669,978

Employee                     563,957          84,931         44,673         66,819       384,339          10,439          1,155,158
                          ----------        --------       --------      ---------      --------        --------         ----------

Total Contributions          887,947         140,108         76,459        109,068       601,521          10,033          1,825,136
                          ----------        --------       --------      ---------      --------        --------         ----------

Total Additions            2,359,442         173,641         85,141        110,129       847,740          11,107          3,587,200

Deductions
Distributions to Plan
Participants                (186,170)        (26,745)       (21,774)       (58,379)     (143,041)        (67,547)          (503,656)

Fees and Expenses            (15,833)         (6,210)        (1,150)        (1,598)       (8,364)           (138)           (33,293)

Transfer of Assets (To)
From Other Funds            (409,436)        (97,793)        77,072         33,449       294,493         102,215               -
                          -----------       ---------       --------     ----------     ---------      --------          ----------

  Net Increase             1,748,003          42,893        139,289         83,601       990,828          45,637          3,050,251
                          ===========       =========       ========     ==========     =========      =========         ==========

Net Assets Available for
Benefits, End of Period   $5,792,785        $625,409       $332,805       $323,371    $1,864,948        $197,846         $9,137,164
                          ==========        ========       ========       ========    ==========        ========         ==========

See Notes To Financial Statements.

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996

1.       Description of the Plan

         The following brief description of the Data Transmission Network Corporation 401(k) Plan (the Plan) is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

         General - The Plan, which first became effective on July 1, 1988, was established to provide certain employees of Data Transmission Network Corporation (the Company or DTN) a formal plan to save for retirement. Effective January 1, 1998, all full-time employees who have completed 90 days of service are eligible to participate in the Plan, although participation by eligible employees is voluntary. The Plan is administered by the Company. The Trustee for the Plan is First National Bank of Omaha. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         Contributions - Each participant may, subject to the maximum limitations under ERISA, authorize the Company to reduce their compensation by a percentage between 1/2% and 15%, and have such amount contributed to the Plan on their behalf as a basic contribution. Currently, the Company will make a matching contribution equal to 100% of the participant's basic contribution after the participant has completed one year of service, but such matching contribution shall not exceed 4% of the participant's compensation. The Company may make discretionary contributions in addition to the matching contributions mentioned above. The Company has elected not to make any discretionary contributions since the Plan's inception.

         The Plan permits participants to rollover qualified contributions from other qualified plans into the Plan.

         Contributions are invested at the participant's discretion in one or more of eight funds: a DTN Common Stock Fund consisting of common stock of the Company; a Short Term Government Securities Fund consisting of U.S. Treasury Bills and other money market type investments; an Intermediate Term Bond Mutual Fund investing primarily in government and corporate bonds; a Fixed Income Mutual Fund investing in longer-term corporate bonds; an Equity Stock Mutual Fund investing in common stock and other equity investments; a Balanced Mutual Fund investing in common stocks and investment grade fixed income securities; a Small Cap Mutual Fund investing primarily in common stock of small capitalization companies; and a Templeton Foreign Fund investing in stocks and debt obligations of companies and governments outside the United States.

         A participant's basic contributions are made on a pre-tax basis, (i.e.: excluded from gross income for the participant's personal tax purposes.) Such contributions are subject to social security taxes. Amounts contributed by the Company are deductible currently by the Company. A participant does not become subject to federal income taxes on basic contributions or on the amount of Company contributions and Plan earnings until such amounts are withdrawn or distributed. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution. If a participant does not direct his distribution at termination to another qualified plan, the distribution will be subject to a 20% tax/penalty.

         Vesting - All participants are 100% vested in their basic, matching and rollover contributions at all times.

         Distributions - The normal form of benefit for a participant who is terminating or retiring is a lump sum payment in Company common stock, cash or both. Retiring participants may elect installment payments generally over their assumed life expectancy.

         Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue it's matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts.

         Fees and Expenses - Beginning in 1996, all administrative expenses of the Plan are being paid out of the Plan assets.

2.       Summary of Significant Accounting Policies

         Investments in common stock of DTN are recorded at fair value as determined by the closing bid price quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ-NMS) on the last business day of the year.

         Investments in U.S. Treasury Bills within the Short Term Government Securities Fund are recorded at fair market value based on quoted bond prices. Investments in the Intermediate Term Bond Mutual Fund, Fixed Income Mutual Fund, Equity Stock Mutual Fund, Balanced Mutual Fund, Small Cap Mutual Fund, and the Templeton Foreign Fund are recorded at the net asset value of the mutual fund as quoted by each mutual fund on the last business day of the year, which approximates fair value.

         Net appreciation (depreciation) in the fair value of investments is based upon the fair value of the investments at the beginning of the year or cost, if purchased during the year.

         Interest and dividend income are recorded on the accrual basis.

         The Plan's policy is to record benefit payments upon distribution of balances to participants. Benefits due and unpaid to terminated participants were $277 and $69,986 at December 31, 1997 and 1996, respectively.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       Income Tax Status

         The Plan obtained its latest determination letter on October 20, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.       Investments

         The following table presents the fair value of investments at December 31, 1997 and 1996. Investments that represent five percent or more of the Plan's net assets are separately identified:

                                                                   1997                               1996
                                                        -------------------------------------------------------------------------
             Investments at Fair Value as Determined by         Number of                         Number of
                         Quoted Market Price                 Shares/Units or     Fair Value    Shares/Units or         Fair Value
                                                            Principal Amount                   Principal Amount
          -----------------------------------------------------------------------------------------------------------------------

          Data Transmission Network
          Corporation Common Stock                             309,000           $8,652,000             257,500         $5,729,618

          Mutual Funds:

               First Omaha Balanced Mutual Fund              7,013.145               81,002            -                     -

               First Omaha Equity Stock Mutual Fund        179,809.439            2,646,795         137,795.466          1,864,948

               First Omaha Fixed Income Mutual Fund         30,741.600              320,942          31,948.711            323,371

               First Omaha Intermediate Term Bond
               Mutual Fund                                  27,092.196              269,838          33,688.237            332,805

               First Omaha Small Cap Mutual Fund            16,574.640              203,868                -                  -

               Templeton Foreign Fund                       13,686.404              136,180                -                  -

          U.S. Treasury Bills/Notes:

               $100,000 face value dated 03-07-96,                -                    -                   -                99,100
               due 03-06-97

               $100,000 face value dated 06-27-96,                -                    -                   -                97,490
               due 06-26-97

               $100,000 face value dated 09-19-96,                -                    -                   -                96,270
               due 09-18-97

               $100,000 face value dated 12-12-96                 -                    -                   -                94,990
               due 12-11-97

          Money Market Fund                                       -                 708,216                -               299,518
                                                                                -----------                             ----------

                                                                                $13,018,841                             $8,938,110
                                                                                ===========                             ==========

5.       Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

                                                                                         December 31,
                                                                                   1997                1996


               Net Assets Available For Benefits Per                           --------------------------------
                The Financial Statements                                       $13,134,238          $9,137,164
               Amounts Allocated to Withdrawing Participants                          (277)            (69,986)
                                                                               --------------------------------

               Net Assets Available for Benefits Per
                the Form 5500                                                  $13,133,961          $9,067,178
                                                                               ===============================


         The following is a reconciliation of distributions to plan participants per the financial statements to the Form 5500.

                                                                            Year Ended              Year Ended
                                                                         December 31, 1997       December 31, 1996
                                                                         -----------------       -----------------


         Distributions to Plan Participants Per The Financial
         Statements                                                             $624,568             $503,656
         Add:  Amounts Allocated To Withdrawing Participants At
               Current Year End                                                      277               69,986
         Less: Amounts Allocated to  Withdrawing Participants
               At Prior Year End                                                 (69,986)             (34,382)
                                                                                ---------            ---------

         Distributions to Plan Participants Per the Form 5500                   $554,859             $539,260
                                                                                ========             ========


         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been approved for payment at December 31 but not yet paid as of that date.

6.       Related Party Transactions

         Certain Plan investments are shares of mutual funds managed by First National Bank of Omaha. First National Bank of Omaha is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

         The Plan has an investment in DTN common stock. DTN is the Plan sponsor and, therefore, these transactions qualify as party-in-interest.

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                             SUPPLEMENTAL SCHEDULES
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997


         Column B                                        Column C                                Column D     Column E
Indentity of Issue, Borrower,          Description of Investment Including Collateral,                        Current
 Lessor or Similar Party            Rate of Interest, Maturity Date, Par or Maturity Value         Cost        Value
-----------------------------       ------------------------------------------------------      -----------  -----------

Data Transmission Network
Corporation Common Stock*             309,000 shares                                             $3,301,242   $8,652,000

First Omaha Balance Mutual Fund*      7,013.145 units                                                77,606       81,002

First Omaha Equity Stock Mutual
Fund*                                 179,809.439 units                                           2,490,935    2,646,795

First Omaha Fixed Income Mutual
Fund*                                 30,741.60 units                                               309,906      320,942


First Omaha Intermediate Term
Bond Mutual Fund*                     27,092.196 units                                              268,050      269,838

First Omaha Small Cap Mutual
Fund*                                 16,574.64 units                                               193,693      203,868

Templeton Foreign Fund*               13,686.404 units                                              159,322      136,180

Money Market Fund                     Short-term Investment Fund                                    708,216      708,216
                                                                                                 -----------------------


           Total Investments                                                                     $7,508,970  $13,018,841
                                                                                                 =======================

*Represents a Party-In-Interest

                DATA TRANSMISSION NETWORK CORPORATION 401(k) PLAN
                             SUPPLEMENTAL SCHEDULES
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997


          Series Transactions, When Aggregated, Involving an Amount in
           Excess of Five Percent of the Current Value of Plan Assets

          Column A                      Column C          Column D           Column E            Column F         Column G

                                        Number of         Number of        Total Dollar        Total Dollar       Realized
  Identity of Party Involved            Purchases          Sales             Value of         Value of Sales       Gain or
                                                                             Purchase                              (Loss)
------------------------------------------------------------------------------------------------------------------------------

Data Transmission Network Corporation
Common Stock*                              51                 0              $1,395,550          $   -              $     -

First Omaha Equity Stock Mutual Fund*      49                47               1,136,502           470,261              100,117


*Represents a Party-In-Interest

                                    Exhibit A


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post-Effective Amendment No. 1 Registration Statement No. 33-50412 and Registration Statement No. 333-37999 on Forms S-8 of our report dated May 15, 1998, appearing in this Annual Report on Form 11-K of the Data Transmission Network Corporation 401(k) Plan for the year ended December 31, 1997.



DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 25, 1998